Exhibit 99.3

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2019 Annual General Meeting Proxy Card

A	Resolutions — The Board of Directors recommend a vote FOR Resolutions 1 - 18, inclusive.

				For	Against	Abstain			For	Against		Abstain

1. To receive and adopt the Annual Reports and Accounts for the financial year ended 31 December 2018.				☐	☐	☐	2. To approve the directors’ remuneration report set out in section 2 of International Game Technology PLC’s Annual Reports and Accounts.		☐	☐		☐

3. To approve the directors’ remuneration policy (excluding the remuneration report) set out in section 2 of International Game Technology PLC’s Annual Reports and Accounts.				☐	☐	☐
To approve the appointment of the following director of the Company from the conclusion of the AGM until the conclusion of the next annual general meeting of the Company:
	For	Against	Abstain			For	Against	Abstain		For	Against	Abstain

4. Paget Alves	☐	☐	☐	5. Alberto Dessy		☐	☐	☐	6. Marco Drago	☐	☐	☐

7. James McCann	☐	☐	☐	8. Heather McGregor		☐	☐	☐	9. Lorenzo Pellicioli	☐	☐	☐

10. Vincent Sadusky	☐	☐	☐	11. Gianmario Tondato Da Ruos		☐	☐	☐

	For	Against	Abstain		For	Against	Abstain

12. To reappoint PricewaterhouseCoopers LLP as auditor to hold office from the conclusion of the AGM until the conclusion of the next annual general meeting of the Company at which accounts are laid.	☐	☐	☐	13. To authorise the directors or its audit committee to fix the remuneration of the auditor.	☐	☐	☐
14. To authorise political donations and expenditure not exceeding £100,000 in total, in accordance with sections 366 and 367 of the Companies Act 2006.	☐	☐	☐	15. To unconditionally authorise the directors, in substitution for any existing authorities previously given, to allot shares in the Company.	☐	☐	☐

16. To authorise the directors, if resolution 15 is passed and in substitution for any existing authorities granted, to disapply pre-emption rights. *	☐	☐	☐

17. To authorise the directors, if resolution 15 is passed and in addition to any authority granted under resolution 16, to disapply pre-emption rights in connection with an aquisition or specified capital investment. *

					☐	☐	☐

18. To adopt new articles of association of International Game Technology PLC removing redundant and off-market provisions in relation to allotment of shares and disapplication of pre-emption rights. *

	☐	☐	☐
* indicates a special resolution

0312CI

2019 Annual General Meeting Admission Ticket

2019 Annual General Meeting of International Game Technology PLC

17 May 2019, 3:00pm BST

Hyatt Regency London

30 Portman Square, London, W1H 7BH

Notes on filling in your Proxy Card

1. As a shareholder of the Company, you have a right to go to, speak and vote at the AGM. If you do not intend to go to the meeting, but still want to vote you can appoint one or more persons as a proxy to go to the meeting and speak and vote instead of you. You can only use this card and the procedures set out in these notes to appoint the Chairman or someone else as your proxy.

2. Your proxy does not have to be a shareholder of the Company.

3. If you want to nominate someone other than the Chairman as your proxy, give that person’s name in block capitals in the space below. Your proxy must then go to the meeting to vote on your behalf. However, if you do this and you, or your proxy, do not go to the meeting, your vote cannot be counted. If you sign and return this proxy card with no name inserted in the box, the Chairman of the AGM will be deemed to be your proxy.

4. You may appoint more than one proxy provided each is appointed to exercise rights attached to different shares. You may not appoint more than one proxy to exercise rights attached to any one share. To appoint more than one proxy, please contact Computershare on +1 866-395-6419.

5. An abstention is not a vote in law and will not be counted in the calculation of the proportion of votes ‘For’ or ‘Against’ the relevant Resolution. If you do not give your proxy an indication of how to vote on a Resolution, your proxy will vote (or abstain from voting) on that Resolution at his or her discretion. Your proxy will vote (or abstain from voting) as he or she thinks fit in relation to any other matter which is put before the AGM.

6. This proxy card must be signed and dated by the shareholder or his or her attorney duly authorised in writing. In the case of a shareholder which is a company, the hard copy proxy card must be executed under its seal or signed by its duly authorised officer or attorney or other person authorised to sign. Any power of attorney or any other authority under which the hard copy proxy card is signed (or a duly certified copy of such power or authority) must be included with the hard copy proxy card.

7. For the proxy named in this card to act for you, your card must be completed and signed sent or delivered to the Company’s registrars, Computershare, at Computershare Proxy Services, PO Box 505000,Louisville KY 40233-5000 and received by no later than 10:00 a.m. (EDT)/ 3:00 p.m. (BST) on 15 May 2019 or at least 48 hours (excluding, in the calculation of such time period, any part of a day that is not a working day) before any adjourned meeting. Instead of mailing a hard copy proxy card, you may either appoint your proxy by electronic means at www.investorvote.com/lGT or, within the USA, US territories and Canada only, by calling toll free on 1-800-652-VOTE (8683) on a touch phone telephone. Proxies submitted by the internet or telephone must be received by 3:00 p.m. (BST) on 15 May 2019.

8. In the case of joint holders of any share, where more than one of the joint holders purports to appoint a proxy in respect of the same share, only the appointment submitted by the most senior holder will be accepted. Seniority is determined by the order in which the names of the joint holders appear in the Company’s register of shareholders in respect of the joint holding (the first-named being the most senior).

9. To be entitled to attend and vote at the AGM (and for the purpose of the determination by the Company of the number of votes you may cast), you must be registered in the register of shareholders of the Company by 3:00 p.m. (BST) on 15 May 2019 (or, if the AGM is adjourned, by 48 hours before the time of any such adjourned AGM (excluding any part of a day which is not a working day).

10. The return of a completed proxy card will not prevent a shareholder from attending the AGM and voting in person if he or she wishes to do so.

11. If you make any alterations on this card, you must put your initials next to them.

12. Any corporation which is a shareholder can appoint one or more corporate representatives who may exercise on its behalf all of its powers as a shareholder provided that, where more than one corporate representative purports to exercise their powers in respect of the same share on behalf of a member if they purport to exercise the power in the same way as each other, the power is treated as exercised in that way and if they do not purport to exercise the power in the same way as each other, the power is treated as not exercised.

13. For details of how to change your proxy instructions or revoke your proxy appointment please refer to the notes to the Notice of AGM.

14. You may not use any electronic address provided in this proxy card to communicate with the Company for any purpose other than those expressly stated.

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International Game Technology PLC

Notice of 2019 Annual General Meeting

Proxy Solicited by Board of Directors for Annual General Meeting — 17 May, 2019

The Chairperson of the Meeting or                              , or any of them, each with the power of substitution, are hereby authorised to represent and vote the shares of the undersigned, with all the powers which the undersigned would possess if personally present, at the Annual General Meeting of International Game Technology PLC to be held on 17 May 2019 or at any postponement or adjournment thereof.

Shares represented by this proxy will be voted by the shareholder. If no such directions are indicated, the Proxies will have authority to vote FOR Resolutions 1-18, inclusive.

In their discretion, the Proxies are authorised to vote upon such other business as may properly come before the meeting.

(Items to be voted appear on reverse side)

B	Authorised Signatures — This section must be completed for your vote to count. Please date and sign below.

Please sign exactly as name(s) appears hereon. Joint owners should each sign. When signing as attorney, executor, administrator, corporate officer, trustee, guardian, or custodian, please give full title.

Date (mm/dd/yyyy) — Please print date below.	Signature 1 — Please keep signature within the box.	Signature 2 — Please keep signature within the box.